January 10, 2011

VIA FAX #202-772-9220 AND EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-4631

Re:	LEAF Equipment Finance Fund 4, L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 2, 2010
File No. 0-53667

Dear Mr. O’Brien:

This letter sets forth the Registrant’s responses to the comments of the Staff in its comment letter dated December 23, 2010 (the “Comment Letter”).  For your convenience, the comments provided by the Staff have been repeated in italics exactly as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for the Fiscal Year Ended December31, 2009

General

1.	In future filings, please revise the cover to indicate that the units of limited partnership interests are registered under Section 129(g) of the ’34Act.

Response:

The Registrant undertakes to comply with this request in all future filings.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Units Holder Matters, page 45.

2.	In future filings please provide the full address of the General Partner. See Item 4039(a) of Regulation S-K.

Response:

The Registrant undertakes to comply with this request in all future filings.

Forms 8-K Filed May 24, 2010 and August 23, 2010

We note your disclosure that you completed a $92.7 million term securitization on May 18, 2010 pursuant to which your subsidiary issued three classes of notes. Supplementally explain why you did not file the agreements governing the securitization transaction and the form of each note.  To the extent that you entered into a material definitive agreements in connection with the transaction, explain why you did not provide disclosure under Item 1.01 of Form 8-K.  Provide similar explanations with respect to the August 17, 2010 securitization transaction.

Response:

The Registrant inadvertently omitted from the above-referenced Forms 8-K an Item 1.01 which cross-references the information contained in Item 2.03.  The Registrant undertakes to include such reference in future filings made with respect to similar transactions, and will ensure that the disclosure requirements of each item are met.  As the debt securities issued pursuant to the transactions described in the Forms 8-K were issued by a subsidiary of the Registrant and are without recourse to the Registrant, the noteholders are not security holders of the Registrant.  As a consequence, the Registrant believes that the agreements governing such securitization transactions are Material Contracts to the Registrant as defined in Item 601(b)(10) of Regulation S-K ("S-K"), and not Instruments Defining the Rights of Security Holders set forth in Item 601(b)(4) of S-K.  Accordingly, as permitted by Instruction 2 to Item 601(b) (10) of S-K, the Registrant filed the respective indentures (which represent the only material agreements governing the securitization transactions) as exhibits in the Forms 10-Q for the periods in which the agreements were entered into.  Specifically, the indentures as described in Forms 8-K filed on May 24, 2010 and August 23, 2010, were filed as exhibit 10.13 and exhibit 10.14 to the June 30, 2010 and September 30, 2010 Forms 10-Q, respectively.  Finally, the Registrant does not consider forms of the notes themselves to be material contracts as all rights, terms and conditions governing such notes are contained in the respective indentures.

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours,

LEAF Equipment Finance Fund 4, L.P.
By: LEAF Asset Management, LLC,
its general partner

/s/ Robert K. Moskovitz_____________
Robert K. Moskovitz
Chief Financial Officer